Exhibit 1.01

Conflict Minerals Report

For the Year Ended December 31, 2016

West Corporation (“West,” the “company,” “we,” or “our”) has filed this report in accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements mandated by Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Rule 13p-1 imposes reporting obligations on public companies, including us, whose manufactured final products contain one or more conflict minerals that are necessary to the functionality or production of those products. For purposes of Rule 13p-1 and the related disclosures, the term “Conflict Minerals” is defined to include cassiterite, columbite-tantalite, gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold and are referred to in this report as “3TG.”

In our safety services business, we use 3TG in some of the parts used in the manufacture of our call taking appliance (A9-1-1 Connect), our voice interface equipment for workstations (Sonic), and our VoIP interface equipment (VoIP Gateway) (collectively, the “Products”). As described more fully below, we investigated the origins of the 3TG found to be present in the Products.

While we have not yet identified any 3TG as having originated from the Democratic Republic of the Congo or neighboring countries, we have not received sufficient information from our suppliers in order to conclude that our products are, or are not, “DRC conflict free,” as defined in applicable SEC rules. We have not yet been able to determine the origin of the 3TG contained in some of the parts used in the manufacture of the Products. Consequently, we are not in a position to determine whether the Products are or are not, “DRC conflict free.” Accordingly, the Products are considered “DRC conflict undeterminable,” as defined in applicable SEC rules. Those rules define “DRC conflict free” as being a product that does not contain Conflict Minerals necessary to the functionality or production of that product that directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo, or an adjoining country. The rules further define “DRC conflict undeterminable” as being a product manufactured or contracted to be manufactured that a company, such as us, is unable, after exercising due diligence, to determine qualifies as “DRC conflict free.”

This report is available in the investor relations section of our website at www.west.com. Information on our website shall not be deemed incorporated into, or to be a part of, this report.

COMPANY OVERVIEW

We are a global provider of technology-enabled communication services. We offer a broad range of communication and network infrastructure solutions that help manage or support essential communications. These solutions include unified communications services, safety services, interactive services such as automated notifications, specialized agent services and telecom services. The scale and processing capacity of our technology platforms, combined with our expertise in managing multichannel interactions, enable us to provide reliable, high-quality, mission-critical communications designed to maximize return on investment for our clients and help them build smarter, more meaningful connections. We are dedicated to delivering and improving upon new channels, new capabilities and new choices for how businesses and consumers collaborate, connect and transact. Our clients include Fortune 1000 companies, along with small and medium enterprises in a variety of industries, including telecommunications, retail, financial services, public safety, education, technology and healthcare. We have sales and/or operations in the United States, Canada, Europe, the Middle East, Asia-Pacific, Latin America and South America. See “Part I, Item 1, Business” of our Annual Report on Form 10-K for the year ended December 31, 2016 for additional information.

DUE DILIGENCE

Design of Due Diligence

Our due diligence framework is consistent with the Organisation for Economic Co-operation and Development’s (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas. Our due diligence was conducted by members of our organization with oversight responsibility for the procurement of parts and assembly of the Products. Team members consulted with internal and external references to determine the scope and procedures associated with the diligence review. The activities of such team members included:

•	analyzing the applicability of the conflict minerals law to our operations;

•	conducting due diligence on those matters affected by that law; and

•	preparing and filing any required Conflict Minerals Report.

Identify and Assess Risk in the Supply Chain

Due to our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, we rely on our direct suppliers to provide information on the origin of any 3TG contained in items that they supply to us — including any 3TG supplied to them from lower tier suppliers and the origin of the smelters involved in the refining of the material. We have identified 301 direct suppliers responsible for 100% of the items included in the Products. We rely on the suppliers whose components contain 3TG to provide us with information about the source of Conflict Minerals contained in the components supplied to us. In many instances, our direct suppliers are similarly reliant upon information provided by their suppliers.

Request Information

We conducted a survey of our suppliers on two levels:

•	Initial Survey: We generated a list of all the manufacturers of parts we use in the Products that contain 3TG, consulted the manufacturers’ web sites and downloaded their Conflict Minerals Policy Statements and their completed Electronic Industry Citizenship coalition® (“EICC®”) Conflict Minerals reports.

•	Follow-Up Survey: For the manufacturers that did not have the EICC® Conflict Minerals Reporting Template (CMRT) available on their web sites, we requested that they complete, sign, date and return a “Conflict Minerals” reporting template in a form provided by EICC® (rev2.03a), along with their Conflict Minerals Policy Statements. Weekly follow up is conducted with the manufacturers in order to get all reports completed and delivered as soon as possible.

Our record retention policy includes the maintenance of all relevant documentation (the manufacturers’ Conflict Minerals Policy Statements and their EICC® reports).

Efforts to Determine Mine or Location of Origin

Our efforts to determine the mine or location of origin of the 3TG in our supply chain is based upon information we have gathered from our due diligence processes. Despite our good faith effort to determine the countries of origin and chain of custody of the 3TG contained in the Products, we have concluded that the Products remain “DRC conflict undeterminable.” We have reached this conclusion because we have been unable to determine the countries of origin of the 3TG used in the Products, and accordingly we have been unable to determine the facilities used to process any such 3TG and whether such 3TG directly or indirectly financed or benefited armed groups in the Democratic Republic of the Congo or an adjoining country.

Steps We Are Taking to Mitigate Risk

We have taken, and are taking, the following steps to mitigate the risk that Conflict Minerals contained in the Products could benefit armed groups in the Democratic Republic of the Congo or adjoining countries.

•	Engage with suppliers and, as necessary, follow up multiple times to increase the response rate and improve the content of the supplier survey responses.

•	Reviewing the scope for the initial survey to mitigate risk of missing items.

•	Modifying our internal design processes to include verification and control over any 3TG use in our existing and future products.